MANAGEMENT’S DISCUSSION & ANALYSIS – 2016 THIRD QUARTER

This Management’s Discussion and Analysis (“MD&A”) is dated as at October 26, 2016, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and nine months ended September 30, 2016, as well as the 2015 audited consolidated financial statements and the 2015 MD&A, dated February 24, 2016, and the Annual Information Form (“AIF”) dated March 15, 2016.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and nine month periods ended September 30, 2016, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (“NI”) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com and the Management Information Circular of the Company dated May 18, 2016 which is also available on SEDAR.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or “the Company”) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s two principal assets are its 60% owned Bisha Mine in Eritrea (owned indirectly via an Eritrean registered corporation, Bisha Mining Share Company (“BMSC”) and its ownership interest in the Timok project (“Timok Project”) in Serbia which was acquired during Q2 2016 in connection with the acquisition of Reservoir Minerals Inc. (“Reservoir”) by way of a plan of arrangement which was completed on June 23, 2016.

Nevsun is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (“ENAMCO”). BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO. Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in BMSC.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC. On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha Mine, and on July 6, 2012, a 10 year mining license was granted for the Harena property, where a satellite Volcanogenic Massive Sulfide (“VMS”) deposit exists.  BMSC also holds the two exploration licenses (Tabakin and New Mogoraib) in close proximity to the Bisha Mine . These exploration licenses, which cover 814 square kilometres, include satellite VMS deposits of Hambok, Aderat and Ashelli.

The Bisha Mine was in commercial gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved on December 1, 2013. Mining copper ore from the supergene phase ceased during Q2 2016 and the commissioning phase of the zinc plant commenced in June 2016. On October 1, 2016, the Bisha Mine declared successful commissioning of the new zinc plant and that commercial production had been achieved. During the primary phase, the Bisha Mine will produce both zinc and copper in concentrate. The Bisha Mine’s current reserve life extends through 2025. The Bisha Mine has the full support of the Eritrean Government.

On June 23, 2016, the Company completed the acquisition of 100% of the outstanding shares of Reservoir Minerals Inc. (“Reservoir”) under an arrangement agreement dated April 22, 2016, as amended on June 16, 2016 (the “Arrangement Agreement”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). Concurrent with entering into the Arrangement Agreement, Nevsun and Reservoir entered into a funding transaction whereby Nevsun provided $135,000 to fund Global Reservoir (BVI) Inc., a wholly owned subsidiary of Reservoir, to exercise its right of first offer (“ROFO”) under its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport BVI”) regarding the Timok Project. On closing of the exercise of the ROFO (May 2, 2016), Global Reservoir Minerals (BVI) Inc. acquired a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Project, a copper-gold development project in Serbia. Freeport-McMoRan Exploration Corp. (“Freeport”) presently owns an indirect 39.6% interest in the Lower Zone through its Class B share ownership in Freeport BVI and its ownership interest in the Lower Zone could be increased to 54.0%.

The Company made a cash payment of $135,000 on closing of the ROFO and agreed to make expenditures of $20,000 on agreed Lower Zone work. Additionally, the Company is committed to make the following payments to Freeport:

a.	$45,000 payable upon the earliest to occur of (i) a decision to proceed with construction of facilities in the Upper Zone, and (ii) access to either ore body for direct ship ore; and

b.	$50,000 payable upon the achievement of commercial production.

Freeport is also entitled to be repaid up to $12,500 in recoupment of project expenditures from the Company’s share of future distributions.

The Company has been appointed as operator of the Timok Project until the occurrence of certain events, which are expected to be at least 15 years after commencement of commercial production on the Upper Zone, and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will solely fund the first $20,000 of agreed Lower Zone work After delivery of a feasibility study on any part of the Timok Project, Freeport will then increase its ownership in the Lower Zone to 54% while the Company will continue to own 100% of the Upper Zone, but a reduced 46% of the Lower Zone. The Company will solely fund the development the Upper Zone and Freeport and the Company will be responsible for funding the development of the Lower Zone on a pro rata basis (54% by Freeport and 46% by the Company) after the initial $20,000 has been incurred and each will be entitled to its pro rata share of economic benefits of the Lower Zone.

Third quarter highlights
  Continued first quartile safety performance at Bisha
  Shipped the first zinc concentrates produced by the zinc expansion plant at Bisha
  Declared commercial production from the Bisha zinc expansion plant effective October 1
  Advanced the Timok Project pre-feasibility study with commencement of a major drilling program
  Produced 38.6 million pounds of zinc in concentrate
  Sold 23,000 gold equivalent ounces from stockpiles
  Generated earnings per share of $0.01, and $17.5 million in operating income
  Ended period with $217.6 million of cash
  Paid quarterly dividend of $0.04 per share and implemented a dividend reinvestment plan
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue (millions)	$22.9	$70.0	$194.5	$291.4
Operating income (millions)	17.5	5.7	85.4	86.9
Net income (millions)	6.0	2.8	39.5	45.0
Net income attributable to Nevsun shareholders (millions)	1.7	1.4	18.8	23.5
Basic earnings per share attributable to Nevsun shareholders	0.01	0.01	0.08	0.12
Working capital (millions)	206.9	489.0	206.9	489.0

Copper price realized, per payable pound sold(1)	2.10	2.05	2.14	2.40
C1 cash cost per payable pound sold(2)	$0.72	$1.56	$1.03	$1.24
(1)	The realized copper price per payable pound sold for Q3 2016 is presented before the effect of mark to market adjustments. All other periods include the effect of mark to market adjustments. Inter-period mark to market adjustments from prior period sales reduce the calculated Q3 2016 realized price to a negative figure and it is therefore not meaningful.
(2)	C1 cash cost per pound is a non-GAAP measure – see page 19 of this MD&A for discussion of non-GAAP measures and page 7 of this MD&A, Cash costs, for explanation of per unit costs.

Acquisition of Reservoir Minerals Inc.

On June 23, 2016, the Company completed its acquisition of Reservoir which is now a wholly-owned subsidiary of the Company. The acquisition of Reservoir and its principal asset, its ownership interest in the Timok Project, located in eastern Serbia near the Bor Mining and Smelting complex, is the culmination of a long-term strategic objective of the Company to grow through merger and acquisition (“M&A”) transactions. The transaction fits the Company’s M&A criteria of a transformative, high quality, copper and gold project in a different geography. Based on the Company’s due diligence and long term commodity price expectations, the transaction is expected to generate a strong return for the Company’s shareholders. Additional benefits of the transaction include significant exploration potential in Serbia and the addition of Freeport and Rio Tinto plc as major strategic partners.

The Timok Project is focused on the Cukaru Peki (“Timok”) deposit, which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization). The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resource grading 13.5% copper and 10.4 g/t gold and 35.0 million tonnes of inferred resource grading 2.9% copper and 1.7 g/t gold.

The Timok Project is a joint venture between Nevsun and Freeport. The Company has been appointed as operator of the Timok Project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone.  The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study by the Company, Freeport’s ownership in the Lower Zone will increase to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company will solely fund the development of the Upper Zone and Freeport and the Company will be responsible for funding the development of the Lower Zone on a pro rata basis (54% by Freeport and 46% by the Company) and each will be entitled to its pro rata share of economic benefits of the Lower Zone.  The Company will continue to hold a 100% interest in the Upper Zone. Through September 30, 2016, the Company has funded $1,013 of the agreed upon $20,000 of Lower Zone work.

Under the terms of the Arrangement Agreement, each issued and outstanding common share and restricted share unit of Reservoir was exchanged for two (2) Nevsun common shares plus CAD$2.00 in cash.  After the closing of the arrangement, current Nevsun and Reservoir shareholders own approximately 67% and 33% of the Company, respectively.  The total purchase price was $512,554, comprised of $287,033 for the 99.9 million Nevsun shares issued, $85,511 in cash paid to former holders of Reservoir’s common shares, restricted share units and stock options, $135,000 in funding provided to Reservoir, concurrently with Nevsun entering into the Arrangement Agreement, by way of a private placement and an unsecured loan, the proceeds of which were used to fund Reservoir’s purchase of Freeport’s 100% interest in the Upper Zone and 28% interest in the Lower Zone, $872 in interest accrued on the unsecured loan provided to Reservoir by the Company, and $6,000 in capitalized transaction costs, less $1,862 in share of loss from associate. Full details of the transaction can be found in the interim consolidated financial statements for the three and nine months ended September 30, 2016.

BMSC mineral properties acquisition

On June 29, 2016, BMSC agreed to a $37,630 non-monetary acquisition transaction for additional mineral exploration license area with the Eritrean Ministry of Energy and Mines, increasing its exploration license area to 814 square kilometres from the previous 41 square kilometres, in Bisha’s VMS District. The increased exploration license area consists of two land packages, including 184 square kilometres surrounding the existing BMSC mining licenses (“Tabakin Exploration License”), and 630 square kilometres in the vicinity of the Bisha mine, which combines new and previously relinquished property and the current Mogoraib River license that hosts the Hambok, Asheli and Aderat deposits (“New Mogoraib Exploration License”).

The Tabakin Exploration License includes the area between the Bisha and Harena mining licenses. BMSC will be permitted to hold the area covered by this exploration license for ten years before any partial relinquishments. The New Mogoraib Exploration License will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).

Nevsun funded its share of these newly acquired exploration licenses by way of a $22,578 reduction in the amount receivable from ENAMCO. As part of this transaction, Nevsun will no longer charge interest on the remaining receivable. This receivable originally arose in 2011 when ENAMCO agreed to a $254,000 purchase price for the acquisition of an additional 30% interest in BMSC.

Outlook for 2016

2016 Objectives

  Continue to pursue M&A opportunities supported by a strong balance sheet.
  Maintain top quartile safety performance at Bisha operations.
  Deliver zinc flotation plant expansion on time and under budget.
  Complete successful transition to primary ore processing by Q3.
  Produce 40 to 50 million pounds of copper from supergene ore at a C1 cash cost(1) of $1.20 to $1.40 per payable pound sold.
  Produce 40 to 60 million pounds of copper from primary ore.
  Produce 70 to 100 million pounds of zinc from primary ore.
  Monetize a further 80,000 to 100,000 gold equivalent ounces from stockpiles.
  Grow Bisha district mineral resources and deposits through exploration.
  Continue paying peer leading dividends.

2016 Progress Update

The Company is making good progress towards achieving most of the 2016 Objectives outlined above. Key highlights achieved through the first nine months of 2016 include:

  The completion of an M&A transaction by acquiring Reservoir, giving the Company a transformative asset in the Timok Project, located in Serbia.
  No lost time injuries from operations including over one million hours for the completed Bisha zinc plant expansion construction.
  Advancing the pre-feasibility process at the Timok Project with the commencement of a major drilling program, other critical technical studies and environmental monitoring.
  The Bisha zinc plant expansion completed on time and under budget.
  Production of 55.8 million pounds of copper from supergene ore at a C1 cash cost(1) of $1.03 per payable pound sold during 2016, significantly ahead of guidance.
  Commercial production of the expanded flotation plant declared as of October 1, 2016, and the first zinc concentrate sales in September 2016. The Company expects to meet the zinc production guidance but will not meet H2 copper production guidance.
  Monetization of 73,000 gold equivalent ounces from stockpiles through direct shipment ore sales at better than expected commercial terms.
  Continuation of successful exploration efforts to prove up and expand existing resources.
  Maintenance of the quarterly dividend of $0.04 per share, plus the implementation of a dividend reinvestment program.
(1)	C1 cash cost per pound is a non-GAAP measure – see page 19 of this MD&A for discussion of non-GAAP measures and page 7 of this MD&A, Cash costs, for explanation on per unit costs.

Operating review
Key operating information – Bisha Mine(4):
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Mining
Ore mined, tonnes(1)	672,000	881,000	2,973,000	2,309,000
Waste mined, tonnes	2,446,000	2,580,000	6,922,000	8,702,000
Strip ratio, (using tonnes)	3.6	2.9	2.3	3.8
Processing – Supergene Ore(2)
Ore milled, tonnes	-	485,000	1,055,000	1,355,000
Copper feed grade, %	-	3.8	2.8	4.2
Recovery, % of copper	-	79.6	85.2	81.9
Copper concentrate grade, %	-	22.5	22.2	24.1
Copper in concentrate produced, millions of pounds	-	32.5	55.8	102.9
Copper in concentrate produced, tonnes	-	14,800	25,300	46,700
Payable copper in concentrate sold, millions of pounds	0.8	30.8	58.6	111.8
Payable copper in concentrate sold, tonnes	300	14,000	26,500	50,700
Payable gold in concentrate sold, ounces	200	6,300	10,700	18,700
Payable silver in concentrate sold, ounces	7,000	365,000	425,000	1,063,000
Processing – Primary Ore
Ore milled, tonnes	510,000	-	644,000	-
Zinc feed grade, %	5.8	-	5.6	-
Copper feed grade, %	1.0	-	1.0	-
Recovery, % of zinc(3)	59.1	-	54.5	-
Zinc concentrate grade, %	41.3	-	41.3	-
Zinc in concentrate produced, millions of pounds	38.6	-	43.7	-
Zinc in concentrate produced, tonnes	17,500	-	19,800	-
Payable zinc in concentrate sold, millions of pounds(5)	21.2	-	21.2	-
Payable zinc in concentrate sold, tonnes(5)	9,600	-	9,600	-
(1)	Ore tonnes mined for the three and nine months ended September 30, 2016 included no oxide ore (three and nine months ended September 30, 2015 – 134,000 and 188,000 tonnes, respectively), 29,000 and 894,000 tonnes of supergene ore, respectively (three and nine months ended September 30, 2015 – 349,000 and 1,329,000) and 643,000 and 2,079,000 tonnes of primary ore, respectively (three and nine months ended September 30, 2015 – 398,000 and 792,000).
(2)	The supergene phase of the Bisha mine ceased on June 2, 2016.
(3)	This represents the overall combined zinc recovery from both the copper and zinc flotation circuits. Combined copper recovery for both circuits averaged 41.2% during Q3 2016.
(4)	DSO material is not included in this table as the ore was mined in prior years and there is no processing of the ore.
(5)	Sales of zinc in concentrate recorded during Q3 2016 consisted entirely of pre-commercial production. Receipts from the sales of pre-commercial production were credited against mineral property, plant and equipment, net of costs of sale.

Results of operations for the third quarter 2016

Operating income

The Company generated operating income of $17.5 million in Q3 2016, a 207% increase from operating income of $5.7 million generated in Q3 2015. Despite the Company being in the pre-commercial production phase of the zinc expansion plant, operating income of $16.5 million for Q3 2016 was generated from the sales of direct shipped ore (“DSO”) of 23,000 gold equivalent ounces. Q3 2016 also included a final sale of just under one million pounds of supergene copper which contributed $1.0 million of operating income. The Q3 2015 operating results are not comparable to the Q3 2016 operating results as the Company was in full production of the supergene copper phase during Q3 2015.

All operating costs, other than selling costs related to the sales of supergene copper concentrate and DSO, have been capitalized since June 3, 2016 as part of the pre-commercial production phase of the zinc plant at the Bisha Mine. Approximately $16.2 million of costs directly attributable to the production and sale of pre-commercial production concentrates were capitalized, net of related sales receipts, to the overall capital cost of the zinc plant. There is also approximately $18.6 million of pre-commercial production concentrate inventory expected to be sold in Q4 2016 that has been included in the capital cost of the zinc plant.

Production and sales

The Company produced 38.6 million pounds of zinc in concentrate by processing approximately 510,000 tonnes of ore averaging 5.8% zinc. The recovery percentage and the overall zinc concentrate grade continued to improve throughout the quarter. Based on the performance during the month of September, the Company declared that the zinc plant had achieved commercial production as at October 1, 2016 as the plant was operating in the manner expected and intended by management as at that date. A modification to the mine production schedule to allow for accelerated access to “fresh” primary ore for the second half of 2016 was made during Q2 2016 which has led to a low strip ratio during 2016. The strip ratio has increased to 3.6 in Q3 2016, which is in line with the modified mine plan targeting fresh primary ore. This reduction in waste mining for preference to additional ore mining in the first half of 2016 is expected to be regained without material capital injection in later periods from 2017 onwards. The Company expects that most of Bisha mine’s current fleet of mobile equipment will be able to meet any increased demand in material movement in the mine’s revised mine plan for future years.

The Company has not been able to produce a commercially saleable copper concentrate due to metallurgical challenges when processing the highly variable primary ore. The concentrate being produced in the copper circuit during Q3 2016, referred to as “bulk con”, contains zinc grades of between 30-40% and copper grades of between 5-10%.  The Company has been able to sell the “bulk con” at attractive commercial terms. The concentrate being produced in the zinc circuit during Q3 2016, contains zinc grades of between 40-45% and copper grades of between 2-5%.  The combination of zinc and copper along with low levels of other impurities has made both concentrates very desirable in the current tight zinc concentrates market.

Test work with the assistance of external specialists is ongoing with the goal of finding a metallurgical solution to floating copper and zinc to their respective concentrates on a consistent basis. The Company will provide an update no later than Q1 2017 on the results of this work.

Cash costs

Cash costs per payable copper pound sold for Q3 2016 of $0.72 do not provide a proper measure of the period’s cash costs given the only sale of copper concentrate from supergene ore was one small final quantity sold to clear out the remaining material stockpiled at port from the previous quarter.

Cash costs for zinc and copper production are not yet relevant or indicative of expected cash costs to be incurred during the primary ore phase of the Bisha Mine. The Company’s intention is to present cash costs on a co-product basis once the Company is able to resolve the issue of separation of copper and zinc in the primary ore as discussed above.

Stockpiled materials

At the end of the current quarter, there were four distinct types of stockpiled material – 400,000 tonnes of pyrite sand ore, 170,000 tonnes of oxide ore, 2,400,000 tonnes of primary ore, inclusive of boundary layer material, and 30,000 tonnes of supergene ore.

The pyrite sand material consists of 10,000 tonnes of higher grade ore, most of which will be monetized as DSO during 2016. Further study is required to determine the most economic method of monetizing the remaining 390,000 tonnes of the lower grade pyrite sand.

The stockpiled oxide ore consists of 60,000 tonnes of material containing high grades of gold and silver which is expected to be monetized in 2016 and early 2017. The remaining 110,000 tonnes of oxide ore is expected to be processed at the end of the mine life through the existing carbon-in-leach plant.

The 2,400,000 tonnes of primary ore consist of 2,300,000 tonnes of boundary layer material and 100,000 tonnes of fresh primary ore. The boundary layer material had been intended to be either processed in a blended manner with in-pit fresher primary ore through both the existing copper flotation plant followed by the new zinc flotation plant, and/or processed via an alternative method based on future planned processing boundary material studies commencing later this year. The Company has decided to segregate and stockpile all boundary primary material for future processing pending separate technical investigations.

The Company continues to find discreet but smaller zones of supergene ore. The Company intends to stockpile all supergene ore until such time that there is a sufficient amount to undertake a specific campaign of processing supergene ore through the plant (ideally one to two months of production).

The composition of stockpiled materials as at September 30, 2016, is as follows:

	Total	Current	Non-current
Pyrite sand ore	400,000	10,000	390,000
Oxide ore	170,000	60,000	110,000
Primary ore	2,400,000	100,000	2,300,000
Supergene ore	30,000	-	30,000

Exploration

Bisha

A key element of Bisha’s organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha.  The Company believes these near term exploration targets, which can be quickly permitted for exploitation, could result in extensions of known mineral deposits at Bisha.

In Q3 2016, the Company spent $2,579 to fund 11,232 metres of exploration diamond drilling (26 holes), ground and borehole geophysical surveying and other geological work. Two main areas of focus were the immediate Bisha Main pit deposit area, where a total of 17 holes (6,651 metres) were completed and the newly acquired Tabakin license immediately to the south of Bisha, where 3 holes (1,469 metres) were completed. This drilling was directed as a first pass evaluation of at least three separate alteration zones located to the east and south of the Bisha pit.  Work is on-going.

At Harena, 2,583 metres of drilling was competed in 4 holes.  This drilling was focussed on large open areas to the immediate south of the deposit and on continuing to define the down dip extension of the deposit which remains open.  The down dip drilling target area is at the depth limitation of current drill capacity and a larger drill capable of drilling to the required depth is now in country and mobilizing to site for early Q4 2016.

Drilling was also initiated at the Shabyt target on the newly expanded New Mogoraib River license (529 metres in 2 holes).  Drilling is nearing completion at this target, following which the drill will return to Asheli to continue evaluating targets there.  A maiden resource for Asheli is expected to be included in the annual resource update scheduled to be released in early 2017.

In Q2 2016, drilling at Asheli focused on an initial goal of better understanding the geometry of the known massive sulphide deposit. Holes MX-065 (29.2 metres grading 2.10% Cu, 4.85% Zn) and MX-066 (22.2 metres grading 2.43% Cu, 9.98% Zn) confirmed the thickness, continuity and high grade nature of this massive sulphide zone.   Further drilling included step-out hole MX-068 which targeted the projected down plunge extension of the mineralization approximately 100 metres below the known deposit. This hole intersected 44.0 metres of massive sulphide grading 1.97% Cu and 9.13% Zn and hole MX-075 drilled an additional 60 metres down dip which returned 31.3 metres of massive and stringer sulphides grading 1.30% Cu and 13.98% Zn with a particularly zinc-rich section grading 0.91% Cu and 28.01% Zn over 13.7 metres. Drilling was suspended in June for the rainy season.

Widely spaced drilling below the Bisha pit which was initiated in Q1 2016 was concluded in Q3 2016.  This work confirmed that the Bisha deposit continues below the proposed open pit.  The deposit tapers at depth and no new extensive zones of thick mineralization were encountered. The potential for Bisha to transition to an underground operation is presently being evaluated and a number of assumptions still require more test work and this includes additional geotechnical and metallurgical assessments.

Timok Project

In Q3 2016, an in-fill drill program was initiated on the Upper Zone at Cukaru Peki. This drilling is designed to increase the confidence of the resource as part of the ongoing pre-feasibility study. A total of 5,298 metres of drilling has been completed in 8 holes to-date, as part of a 30,000 metre program.

Drilling was also initiated in the Lower Zone in part, to fulfill an obligation to Freeport. As of September 30, 2016, 2,436 metres have been completed in 2 holes as part of the $20 million, 67,000 metre commitment.

In addition, 1,541 metres of drilling in 5 holes has been completed to test areas of proposed portal access and other geotechnical sites.

Timok Project update

Since closing the acquisition of the Timok Project on June 23, 2016, the Company has been ramping up the Upper Zone pre-feasibility study ("PFS") work. The PFS-related activities are moving forward quickly with a targeted completion date in September 2017. Subject to successful submissions and in-country approvals, an exploration decline to access the Upper Zone could begin in Q4 2017. Commencing this decline as early as possible is important to fast tracking a Feasibility Study (“FS”) while ensuring timely receipt of overall mining permit approvals.  The Company estimates expenditures of $35 to $40 million for all Upper Zone related activities through the end of 2017 prior to commencement of the FS. The Upper Zone PFS program, since July 2016, has completed 5,000 metres of drilling with a further 30,000 metres of drilling designed to upgrade the existing mineral resource, and 20,000 metres designed for technical work which includes geotechnical, tailings management, and hydrology and metallurgical studies.

In addition, the Company has commenced a 67,000 metre drilling program on the Lower Zone deposit. The Lower Zone work will entail approximately 67,000 metres of drilling through December 2017 intended to further define higher grade areas and further expand mineralization. Funding of this work is expected to be $20 million. Since July 2016, 3,500 metres of drilling have been completed and two additional drills will soon be mobilized to site. This program is being designed and executed by the Company in conjunction with its joint venture partner Freeport.

Corporate Social Responsibility

The Company issued its 2015 annual CSR report in May 2016, and can be found on the Company’s website at: http://nevsuncsr.com/home/reporting/. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.  In 2013, an independent human rights impact assessment (HRIA) was commissioned and carried out by an experienced and internationally recognized human rights lawyer.  The results of the HRIA were published in April 2014 and an independent update audit was carried out during 2015.  Final results of this audit were posted on the Company’s website in August 2015 at: http://nevsuncsr.com/case-studies/bisha-hria/.

Dividends

The Company declared on September 19, 2016, the third quarterly dividend of 2016 of $0.04 per share which totalled $12,019. Dividends declared in 2016 total $28,007. During 2015, the Company declared quarterly dividends of $0.04 per share totaling $31,959, which represented a fifth consecutive year of increased dividend declarations (2015 – $31,959; 2014 – $28,928; 2013 – $27,873; 2012 – $19,947; 2011 – $15,948) since the start of commercial production at the Bisha Mine in early 2011.

During September 2016, the Company implemented a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. Approximately 13% of common shareholders elected to participate in the DRIP for the Q3 2016 dividend.  Accordingly, the Company paid dividends of $10,476 in cash and $1,543 in common shares (564,044 shares) subsequent to September 30, 2016.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The financial results presented below from Q4 2014 through Q2 2016 reflect periods in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Directly attributable costs incurred during this phase, which is defined by the processing of primary ore, have been capitalized until commercial production was declared and sales of commercially produced material commence. Such sales are expected in Q4 2016.

In US $000s (except per share data)	2016 3rd	2016 2nd	2016 1st	2015 4th
Revenues	$22,920	$79,165	$92,433	$65,444
Operating income	17,542	34,907	32,934	5,822
Net income for the period	5,987	17,976	15,584	832

Net income (loss) attributable to Nevsun shareholders	1,663	9,612	7,501	(679)
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.01	0.04	0.04	(0.01)
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.01	0.04	0.04	(0.01)

In US $000s (except per share data)	2015 3rd	2015 2nd	2015 1st	2014 4th
Revenues	$70,016	$104,240	$117,172	$138,695
Operating income	5,693	38,617	42,581	70,323
Net income for the period	2,842	19,165	23,034	40,098

Net income attributable to Nevsun shareholders	1,448	9,447	12,578	21,878
Earnings per share attributable to Nevsun shareholders – basic	0.01	0.05	0.06	0.11
Earnings per share attributable to Nevsun shareholders – diluted	0.01	0.05	0.06	0.11

Financial results – three months ended September 30, 2016

The following variances result when comparing operations for the three month period ended September 30, 2016, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q3 2016 revenues of $22,920 (Q3 2015 - $70,016) are comprised of net losses on copper concentrate sales of $181 (Q3 2015 – revenue of $62,904), copper concentrate by-product sales of $131 (Q3 2015 – $11,098) and other revenue of $23,280 (Q3 2015 – $6,660), net of copper concentrate treatment and refining charges of $310 (Q3 2015 – $10,646).  Q3 2016 copper concentrate revenue consisted only of one sale of 0.8 million payable pounds of copper (Q3 2015 – 30.8 million) as a result of the Bisha Mine having completed copper production from the supergene phase of the mine during Q2 2016. The 0.8 million payable pounds sold represent one small sale of copper concentrate which cleared out the remaining copper concentrate inventory at port. The calculated average realized price of negative $0.22 per payable pound sold (Q3 2015 – $2.05) is not a relevant measure; it represents a price affected by mark to market adjustments of $1,857 recognized in Q3 2016 related to copper concentrate sales from prior periods. Prior to the mark to market adjustments, the realized price per payable pound sold in Q3 2016 was $2.10.

The principal driver of revenue in Q3 2016 was three shipments of DSO material which contained approximately 23,000 gold equivalent ounces from stockpiled material. The sales resulted in other revenue of $23,280 (Q3 2015 – $6,660). Gold equivalent ounces are calculated based on a ratio of 78:1 silver to gold.

Operating expenses

The Company recorded operating expenses of $2,395 in Q3 2016 (Q3 2015 - $50,119). The decrease from Q3 2015 is the result of the Bisha Mine having been in pre-commercial production during the entire quarter, meaning the majority of costs were capitalized in the period. The recognized operating costs for Q3 2016 are comprised of inventory and selling costs incurred on DSO sales, and on the one small sale of copper concentrate during the period.

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales. In Q3 2016, royalty expenses of $2,271 (Q3 2015 – $4,075) were recorded.  In Q3 2016, the Company incurred lower royalties as a result of significantly fewer copper shipments during the period. The majority of the royalty expense incurred in Q3 2016 relates to the sales of DSO material. Royalties are payable at the time concentrate or ore shipments leave the mine and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q3 2016, depreciation and depletion of $712 (Q3 2015 - $10,129) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. Depreciation in Q3 2016 was lower than in Q3 2015 as a result of fewer copper sales having been recognized during the period. The depreciation recognized reflects depreciation recognized on the sale of the remaining copper concentrate, plus small amounts related to the sales of DSO material.

Administrative

Administrative costs in Q3 2016 were $4,703, up from $1,165 in Q3 2015. Salaries and employee benefits including long-term incentive compensation increased from $417 in Q3 2015 to $3,102 in Q3 2016, largely as a result of an increase in valuation of the Company’s outstanding share unit incentives (RSUs, PSUs and DSUs). Business development expenses decreased to $27 for Q3 2016 as compared to $464 in Q3 2015 due to a decrease in business development activity after the Reservoir acquisition. Other administrative costs increased from $631 in Q3 2015 to $1,133 in Q3 2016.

Finance costs

Finance costs in Q3 2016 of $444 are comprised of accretion expense on the Company's reclamation liability. Finance costs of $384 recorded during Q3 2015 also related to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q3 2016 of $269 (Q3 2015 – $879) is comprised of interest income of $237 earned on cash and cash equivalent balances (Q3 2015 – $266) and other finance income of $32 (Q3 2015 – $61). Finance income in Q3 2015 also included $552 of interest recorded on the amount due from non-controlling interest.

Income taxes

Income tax expense for Q3 2016 of $6,677 (Q3 2015 – $2,181) relates to the BMSC mining operations where the statutory tax rate is 38%, and is comprised of $6,069 of current income tax expense (Q3 2015 – $652) and deferred income tax expense of $608 (Q3 2015 – $2,833).

Financial results – nine months ended September 30, 2016

The following variances result when comparing operations for the nine month period ended September 30, 2016, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s revenues for the nine months ended September 30, 2016, of $194,518 (nine months ended September 30, 2015 - $291,428) are comprised of copper concentrate sales of $124,825 (nine months ended September 30, 2015 - $268,099), copper concentrate by-product sales of $20,026 (nine months ended September 30, 2015 - $54,435) and other revenue of $67,573 (nine months ended September 30, 2015 – $7,755), net of copper concentrate treatment and refining charges of $17,906 (nine months ended September 30, 2015 - $38,861).  Revenues included sales of 58.6 million payable pounds of copper (nine months ended September 30, 2015 – 111.8 million) at an average realized price of $2.14 per pound (nine months ended September 30, 2015 – $2.40). Copper concentrate sales include credits of $277 (nine months ended September 30, 2015 – charges of $26,166) of provisional and final pricing and physical quantity adjustments. By-product revenues for the nine months ended September 30, 2015 included the one-time sale of the precious metals (“PM”) concentrate for $15,420 (net of treatment and refining costs of $1,871). Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, decreased by $0.03 on a per pound basis reflecting a lower benchmark price in 2016. Copper concentrate by-product credits, excluding the PM concentrate by-product credits, increased $0.01 on a per payable pound sold basis (see page 19 for a reconciliation of C1 cash cost sold) due to higher realized precious metals prices. The Company also completed DSO sales which contained approximately 73,000 gold equivalent ounces from stockpiled material which resulted in other revenue of $67,573 (Q3 2015 – $7,755). Gold equivalent ounces are calculated based on a ratio of 78:1 silver to gold.

Operating expenses

The Company recorded operating expenses of $72,425 in the nine months ended September 30, 2016 (nine months ended September 30, 2015 – $156,407). The decrease from the nine months ended September 30, 2015, is the result of the Company having been in the pre-commercial production phase for the zinc expansion plant for the duration of Q3 2016. Additionally, on a per payable pound sold basis, operating expenses and selling costs decreased by $0.17, or 12%, from the nine months ended September 30, 2015 as a result of a lower strip ratio, strong internal cost containment across all departments, and lower input prices realized for fuel of $0. 48 per litre (nine months ended September 30, 2015 - $0.79 per litre).

Royalties

The Company incurs a 3.5% royalty on base metal sales and a 5% precious metals royalty on its gold and silver sales. During the nine months ended September 30, 2016, royalty expense of $9,514 (nine months ended September 30, 2015 - $13,802) was recorded.  In the nine months ended September 30, 2016, the Company incurred lower royalties largely due to lower copper sales volumes and lower copper prices than during the comparative period. The decrease in copper royalties was offset in part by higher royalties recognized on the sales of DSO material. Royalties are payable at the time the material leave the mine and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In the nine months ended September 30, 2016, depreciation and depletion of $27,196 (nine months ended September 30, 2015 - $34,328) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. Depreciation and depletion decreased for the nine months ended September 30, 2016 as a result of having been in the pre-commercial production phase of the zinc expansion plant, during which time the majority of costs, including depreciation, were capitalized or included in pre-commercial production inventory.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir during this time using the equity method. The total loss incurred by Reservoir during this equity-accounted period approximated $9,845. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were due to costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun.

Administrative

Administrative costs in the nine months ended September 30, 2016, were $13,313, an increase from $10,088 in the nine months ended September 30, 2015 primarily due to an increase in salaries and employee benefits including long-term incentive compensation from $5,771 to $8,310, largely reflecting an increase in the value of the Company’s outstanding share incentive units. Business development expenses decreased from $1,273 during the nine months ended September 30, 2015 to $306 during the nine month period ended September 30, 2016. The majority of business development costs incurred in 2016 related to the Reservoir acquisition and have been capitalized as the acquisition is an asset acquisition for accounting purposes. Business development costs in 2015 related to potential transactions reviewed at that time and were expensed as incurred. Other administrative expense has increased from $2,531 in the nine months ended September 30, 2015 to $3,580 in the nine months ended September 30, 2016, reflecting an increase in general administrative activity for the year.

Finance costs

Finance costs for the nine months ended September 30, 2016 of $1,458 (2015 – $1,152) are comprised of $1,416 of accretion expense (2015 – $1,152) and $42 related to the acquisition of Reservoir Minerals (2015 – $nil).

Finance income

Finance income for the nine months ended September 30, 2016 of $3,050 (2015 – $2,237) is comprised of interest accrued on amounts receivable from the non-controlling interest of $898 (2015 – $1,627), interest earned on the funding loan to Reservoir of $887 (2015 – $nil), interest earned on cash and cash equivalent balances of $1,121 (2015 – $414) and other finance income of $144 (2015 – $196).

Income taxes

Income tax expense for the nine months ended September 30, 2016 of $32,253 (2015 – $32,847) relates to the BMSC mining operations where the statutory tax rate is 38%, and is comprised of $33,331 of current income tax expense (2015 – $19,044) and deferred income tax recovery of $1,078 (2015 – expense of $13,803).

Reconciliation of realized copper price

In U.S. $000s (except pounds of payable copper and per payable pound data)	Three months ended September 30,		Nine month ended September 30,
	2016	2015	2016	2015
Total revenues	$22,920	$70,016	$194,518	$291,428

Add (less):
Copper concentrate by-product sales	(131)	(11,098)	(20,026)	(54,435)
Other revenues	(23,280)	(6,660)	(67,573)	(7,755)
Treatment and refining charges	310	10,646	17,906	38,861
Provisional and final pricing and quantity charges (credits) on copper concentrate sales	1,857	10,884	(277)	26,166
Copper concentrate revenues, before pricing adjustments	$1,676	$73,788	$124,548	$294,265
Pounds of payable copper sold (millions)	0.8	30.8	58.6	111.8
Realized copper price per payable pound sold, before pricing adjustments	$2.10	$2.40	$2.13	$2.63
Provisional and final pricing and quantity adjustments per payable pound sold	$(2.32)	$(0.35)	$0.01	$(0.23)
Realized copper price per payable pound sold(1)	$(0.22)	$2.05	$2.14	$2.40
LME average copper price per pound	$2.16	$2.40	$2.15	$2.61
(1)	Inter-period mark to market adjustments from prior period sales reduce the calculated Q3 2016 realized price to a negative figure and it is therefore not meaningful. All other periods include the effect of mark to market adjustments.

Liquidity and capital resources

The Company’s cash and cash equivalents at September 30, 2016, were $217,586 (December 31, 2015 – $434,340). Working capital, including cash and cash equivalents, was approximately $206,872. Accounts receivable and prepaids of $26,643 (December 31, 2015 - $15,209) include one shipment for which revenue was recognized but provisional payments were not yet received by period end (December 31, 2015 – none). The increase relates to larger vendor deposits and provisional pricing receivables at quarter end.

During the nine months ended September 30, 2016, cash generated from operating activities was $87,604 (2015 - $127,120). During the nine months ended September 30, 2016, the Company remitted $21,626 in income taxes (2015 - $21,790).

The Company used $255,253 in investing activities during the nine months ended September 30, 2016 (2015 – $71,123), comprised predominantly of $204,982 (2015 – $nil) used to fund the acquisition of Reservoir Minerals, net of cash acquired on the completion of the transaction. The Company also spent $29,019 (2015 – $70,150) on mineral properties, plant and equipment during the nine months ended September 30, 2016, comprised of $11,321 on the zinc expansion, $5,625 for sustaining capital, $709 on mineral properties and $11,364 on exploration and evaluation. These expenditures were before changes in non-cash working capital of $202. The Company also incurred $42,744 of pre-commercial production zinc phase costs (2015 – $nil), offset by $21,290 (2015 - $nil) in pre-commercial production sales receipts.

The Company used $27,479 in its financing activities in the nine months ended September 30, 2016 (2015 – $42,528). During the nine months ended September 30, 2016, the Company paid dividends to Nevsun shareholders of $23,978 (2015 – $23,964). The Company also distributed $16,000 to the non-controlling interest during the nine months ended September 30, 2016 (2015 – $21,600), and received $12,500 (2015 – $2,600) in repayments of amounts due from the non-controlling interest.

Off-Balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Araya Action

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Action") on November 20, 2014, by three plaintiffs who claimed to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs have claimed that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military.  The plaintiffs have also claimed the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs have claimed general, aggravated and punitive damages for themselves and for the Group Members. No trial date has been set.

On October 6, 2016 the BC Supreme Court released a decision on the preliminary legal challenges to the Araya Action.  The judge refused to permit the Araya Action against Nevsun to proceed as a representative action, a form of common law class action.  The judge dismissed the Company’s applications to stay or dismiss the Araya Action on jurisdictional and other grounds, deciding among other things that Eritrea was not a more appropriate forum to hear the case.  The decision makes no findings with respect to the plaintiffs’ allegations, including whether any of them were in fact at the Bisha Mine. The judge also emphasized that the case raises novel and complex legal questions, including on international law, which have never before been considered in Canada.

The Company and its external legal counsel are studying the decision and considering an appeal. The deadline for commencing an appeal is November 5, 2016.

It is not possible at this time to estimate the outcome of the Araya Action.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Alemayo Action

A second lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Alemayo Action") on October 19, 2016, by one plaintiff who also claimed to have once worked with a local sub-contractor at the Bisha Mine. The plaintiff has claimed that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor. The plaintiff has claimed general, aggravated and punitive damages for himself. The Company has 21 days following service of the Alemayo Action to file a response.  The Company has not yet been served with the claim.

Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the transaction described in note 2 to the interim consolidated financial statements for the three and nine months ended September 30, 2016.

On March 18, 2016 Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

On April 6, 2016 Canaccord and Reservoir met to discuss a new mandate for Canaccord in relation to a transaction whereby a third party would acquire control of Reservoir.  On April 18, 2016, Canaccord and Reservoir entered into a new advisory agreement (the “April Advisory Agreement”). This relates to advisory services provided by Canaccord in connection with the acquisition of Reservoir by the Company by way of a plan of arrangement (the “Transaction”) which was completed on June 23, 2016.

Canaccord has demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) under what they have asserted are the terms of the April Advisory Agreement and has filed a Notice of Claim in the British Columbia Supreme Court. This fee would represent approximately 2.4% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70) on April 21, 2016, the last trading day prior to the date of announcement of the Transaction.

On June 16, 2016, the day prior to the Reservoir shareholder meeting for its shareholders to approve the Transaction, the Company amended its offer by agreeing to pay an additional CAD$2.00 in cash per share.  Reservoir believes that the April Advisory Agreement does not contemplate that an increase in the consideration payable would affect the Transaction value for the purpose of calculating Canaccord’s fee. Reservoir also takes the position that Canaccord provided virtually no services after the announcement of the Transaction on April 24, 2016 other than providing fairness opinions for which it was paid separately under the April Advisory Agreement.

On September 12, 2016 Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement.  It is also more than double the 1% fee range that Canaccord advised Reservoir for transaction value in the range of CAD$500,000 when it met with them on April 6, 2016 to discuss the new mandate which led to the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses).  Reservoir believes that this constitutes payment in full of all fees that Canaccord is entitled to receive under the April Advisory Agreement.

No provision has been recorded in the interim financial statements as the outcome of this claim is not determinable.

Outstanding share data

As of October 26, 2016, the Company had 300,465,679 shares and 8,908,833,908,333 outcome of this claims options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2015, dated March 15, 2016, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in metal concentrate and direct shipment sales contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is settled.  The final adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the metal concentrate and direct shipment ore.  The settlement dates under current sales contracts vary from one to four months after shipment

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

Accounting policies

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2015 annual consolidated financial statements, respectively. Additions to these policies are as follows:

Principles of consolidation

The Company consolidates its controlling interests in Timok JVSA (BVI) Ltd. and Rakita Exploration d.o.o. Beograd (Serbia) acquired through the Reservoir Transaction. The allocation of net assets and profit or loss between Nevsun and the non-controlling shareholder is based on each party’s economic rights to the underlying cash flows and net assets associated with the Timok Project.

Investments in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control over those policies

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently adjusted to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate, and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses its investment in associates for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition and if the event or events have an impact on the estimated future cash flows of the investment.

Non-monetary transactions

The Company records non-monetary transactions in accordance with IAS 16, Property, Plant and Equipment. The cost of an item of property, plant and equipment is measured at fair value unless the exchange lacks commercial substance, or the fair value of neither the asset received nor the asset given up is reliably measureable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. The Company determines whether an exchange transaction has commercial substance by considering the extent to which the Company’s future cash flows are expected to change as a result of the transaction.

Use of judgements and estimates

In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgement and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively. For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2015, which is available on SEDAR at www.sedar.com. Additional critical judgements are as follows:

  Determination that the acquisition of Reservoir is not a business combination but rather an asset acquisition;
  Determination of the preliminary fair values of the assets and liabilities of Reservoir acquired;
  Determination that the Company had significant influence over Reservoir during the period of its 19.99% investment from April 25, 2016 to June 22, 2016;
  Determination that the fair value of the due from non-controlling interest was more reliably measurable than the fair value of the additional mineral properties acquired in the non-monetary transaction, and the determination of the fair value of the due from the non-controlling interest; and
  Determination of the achievement of commercial production as it pertained to the zinc expansion at the Bisha Mine.
Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

In accordance with National Instrument 52-109, the design of internal control over financial reporting excludes the controls, policies and procedures of Reservoir on the basis that Reservoir was acquired on June 23, 2016 and therefore not more than 365 days before the end of the relevant period ended September 30, 2016.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

There were no previously undisclosed significant accounting pronouncements issued during the period ended September 30, 2016.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in its internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties are excluded from the calculation of C1 cash cost per payable pound sold.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 10% of total revenues during the nine months ended September 30, 2016 (2015 – 13%).  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Three months ended September 30, 2016		Three months ended September 30, 2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	0.8		30.8
Operating expenses and selling costs	$2,395	$2.99	$50,119	$1.63
Add:
Copper concentrate treatment and refining charges	310	0.39	10,646	0.34
Less:
Copper concentrate by-product credits	(131)	(0.16)	(11,098)	(0.36)
Selling costs not related to concentrate sales	(1,998)	(2.50)	(1,607)	(0.05)
Total C1 cash cost	$576	$0.72	$48,060	$1.56
	Nine months ended September 30, 2016		Nine months ended September 30, 2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	58.6		111.8
Operating expenses and selling costs	$72,425	$1.23	$156,407	$1.40
Add:
Copper concentrate treatment and refining charges	17,906	0.31	38,861	0.34
Less:
Copper concentrate by-product credits	(20,026)	(0.34)	(37,144)	(0.33)
Precious metals concentrate by-product credits(1)	-	-	(17,291)	(0.15)
Selling costs not related to concentrate sales	(9,746)	(0.17)	(1,871)	(0.02)
Total C1 cash cost	$60,559	$1.03	$138,962	$1.24
(1)	The precious metals concentrate by-product sale incurred $1,871 of treatment and refining charges and $3,587 of operating expenses and selling costs.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “hopes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks more fully described in the Company’s 2015 Annual Information Form, filed on March 15, 2016, and other filings. Also refer to the Company’s Information Circular dated May 18, 2016.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7.

Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.